Via EDGAR

July 12, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris and Mara Ransom

Re:	Capri Listco Amendment No. 1 to Registration Statement on Form F-4 Filed June 21, 2021 File No. 333-256152

Ladies and Gentleman:

On behalf of Capri Listco (the “Registrant”) we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 9, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement that reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement. Capitalized terms used but not defined have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1 to the Registration Statement on Form F-4 Filed on June 21, 2021

What is the amount of cash and/or the number of Listco Class C Shares, page 11

1.	We note your response to prior comment 6. Please revise the Question to more clearly reflect the information discussed in the corresponding Answer. In this regard, it appears the Question should be expanded to ask, in part, how exchange rates may affect the consideration payable.

In response to the Staff’s comment the Registrant has revised the disclosure on page 11 of Amendment No. 2.

Background of the Business Combination, page 107

2.	We note your response to prior comment 15 and re-issue in part. Please further revise to provide greater detail about your negotiations with Cazoo. As examples, we continue to note that you have not discussed the alternative tax structures that were considered on March 2, 2021, any material due diligence findings and how they affected the deal terms, nor the final stages of your negotiation of the business combination from March 23, 2021 through signing. We also note that you have not discussed the background of the ancillary documents, other than the PIPE agreement, where material. Please make appropriate revisions.

In response to the Staff’s comment the Registrant has revised the disclosure on pages 113-114 of Amendment No. 2.

3.	We note your response to prior comment 16. With respect to the three non-binding indications of interest, you should provide a detailed discussion of your meetings and negotiations with each party, including proposed deal structures, proposed valuations, and any specific areas of disagreement. Your disclosure should allow investors to clearly comprehend why these three targets were in the final round, how they differed from one another, the positives and negative characteristics that you perceived, and why Cazoo was the ultimate selection. To the extent your negotiations with the parties were conducted concurrently, please discuss the substance of meetings during which the relative attributes of the deals were compared and contrasted by your management.

In response to the Staff’s comment the Registrant has revised the disclosure on pages 108-109 of Amendment No. 2.

Attractive Valuation, page 116

4.	We note your response to prior comment 19. Revise to disclose your peer groups and provide the data and analyses that support the resulting multiples you disclose here. In addition, please disclose the updated public market comparables mentioned in the second full paragraph on page 114.

In response to the Staff’s comment the Registrant has revised the disclosure on pages 115 and 117-118 of Amendment No. 2.

Certain Projected Financial Information, page 118

5.	We note your response to prior comment 21. Please revise to expressly state, if true, that the projections summarized here constitute the same projections that were discussed during these meetings.

In response to the Staff’s comment the Registrant has revised the disclosure on pages 112 and 119 of Amendment No. 2.

Certain U.S. Federal Income Tax Considerations, page 123

6.	We not your response to prior comment 23. If you intend to use a short-form opinion, the prospectus must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of Kirkland & Ellis.

In response to the Staff’s comment the Registrant has revised the disclosure on page 127 of Amendment No. 2.

M&A Strategy, page 172

7.	We note your supplemental disclosure in response to prior comment 25 which states that none of the four acquisitions are material. If true, please revise to reconcile this statement with disclosure in your prospectus which indicates that the acquisitions are material to your growth strategy. In addition, if true, please revise your disclosure here and throughout the prospectus to state that the acquisitions are not material to avoid giving them undue prominence.

In response to the Staff’s comment the Registrant has revised the disclosure on pages 14, 24, 171, 174, 176 and 200 of Amendment No. 2.

Cazoo Subscription Service, page 176

8.	We note your response to prior comment 27. Please expand to disclose the current price range for your subscription services. In addition, please expand your disclosure to discuss with greater specificity any post-acquisition changes to the short-term leasing services provided by Cluno and Drover and/or the associated pricing.

In response to the Staff’s comment the Registrant has revised the disclosure on pages 177-178 of Amendment No. 2.

*****

Very truly yours,

/s/ Daniel Och
Name:	Daniel Och
Title:	Chief Executive Officer

3